SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, December 1, 2016

Mr.

Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as General Counsel of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

As of the date hereof, the Company has placed bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1. “S” Series Bonds, issued against the Company’s line of bonds approved by the Board of Directors on August 25, 2015, and registered in the Securities Registry of the Superintendence of Securities and Insurance under No. 825, on December 30, 2015. In turn, the abovementioned series was approved by the Board of Directors on October 27, 2016, and it was recorded by Resolution (Oficio) No. 29667 of the abovementioned Superintendence, dated November 22, 2016.

This placement was made for an aggregate amount of 5,000,000 Unidades de Fomento (“UF”) for a 10-year term. Interest shall accrue as of November 15, 2016, and will be payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2017. The principal will be repayable in one installment on November 15, 2026.

The offering was placed at a placement rate (“tasa de colocación”) of 2.89%.

The “S” Series Bonds shall accrue over the outstanding principal, denominated in UF, a coupon interest of 2.40% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.1929% per semester.

2. These series of bonds have a local risk rating of AA- as per certificates granted by the rating agencies Fitch Chile and Feller-Rate.

3. The underwriter in charge of this placement was Santander Corredores de Bolsa Limitada, a company with which there is no ownership relation.

4. The spread obtained for the “S” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 10 years was 124 basis points.

5. Other relevant conditions of the abovementioned bonds are the following:

i) The “S” Series Bonds may be redeemed as from November 15, 2019.

ii) The Bonds will have no guarantee.

iii) The proceeds obtained from the aforementioned placement shall be used to refinance the Company’s short-term and/or long-term liabilities, and/or those of its subsidiaries, whether denominated in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effects on the Company’s income statements.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Felipe Guzmán Rencoret

Chief Legal Executive

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

- Santander Corredores de Bolsa Limitada. Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 7, 2016	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer